EXHIBIT 12

AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations before income taxes	$16,791	$14,632	$18,970	$20,164	$18,458	$10,919	$5,720
Equity in net income of affiliates included above	(629)	(549)	(734)	(819)	(692)	(2,043)	(609)
Fixed charges	3,557	3,840	5,071	4,943	4,489	2,166	1,681
Distributed income of equity affiliates	98	119	317	164	395	97	158
Interest capitalized	(577)	(553)	(740)	(659)	(171)	(73)	(36)

Earnings, as adjusted	$19,240	$17,489	$22,884	$23,793	$22,479	$11,066	$6,914

Fixed Charges:
Interest expense	$2,248	$2,573	$3,368	$3,369	$3,460	$1,800	$1,456
Interest capitalized	577	553	740	659	171	73	36
Dividends on preferred securities	-	-	-	4	3	3	31
Portion of rental expense representative of interest factor	732	714	963	911	855	290	158

Fixed Charges	$3,557	$3,840	$5,071	$4,943	$4,489	$2,166	$1,681

Ratio of Earnings to Fixed Charges	5.41	4.55	4.51	4.81	5.01	5.11	4.11